Exhibit 99.1

Ferrari signs new Performance bonus agreement
for its Italian workforce, further investing in its employees

Maranello, September 26, 2019 - Ferrari N.V. (NYSE/MTA: RACE) and the trade unions yesterday signed a new Performance bonus agreement, which will be in force from 2020 to 2023, in the context of the trade union relationships as normed by the Collective labour agreement (CCSL).

The agreement improves the economic conditions and places a strong focus on training, parenting and sustainability. New training modules have been designed to address topics not directly linked to specific job skills, but rather aimed at further engaging Ferrari employees in the Company’s activities, values and history.

As a result of the Company’s positive results, the Performance bonus has been redefined and will increase over the next years. The bonus will depend on production, financial and quality-related KPIs and on the contribution of each employee to the results of the Company.

This incentive scheme is part of the Company’s broader welfare system, which aims at putting Ferrari women and men at the heart of every activity. The growing focus on training, bonuses linked to the improvement of products and processes, free medical examinations for employees and their families, scholarships, and the meticulous attention paid to the working environment are just some of the initiatives through which Ferrari supports its employees in reaching their full potential, in the belief that its People are the most important source of innovation.

For further Information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977